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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                            Interferon Sciences, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    458903101
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                                 (CUSIP Number)

                               David Jacobs, Esq.
                           American National Red Cross
                               8111 Gatehouse Road
                             Falls Church, VA 22042
                                  703-807-5249

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          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                December 7, 1998
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 458903101                                                 Page 2 of 5
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1)       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         American National Red Cross
         EIN:  53-0196605

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2)       Check the Appropriate Box if a Member of a Group:  Not applicable
         (a)      [    ]
         (b)      [    ]

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3)       SEC Use only

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4)       Citizenship or Place of Organization:

         Federally chartered (36 U.S.C. ss. 300101)

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Number of Units Beneficially owned by Each Reporting Person with:

5)       Sole Voting Power:                          300,000

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6)       Shared Voting Power:                        Not applicable.

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7)       Sole Dispositive Power:                     300,000

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8)       Shared Dispositive Power:                   Not applicable.

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9)       Aggregate Amount Beneficially
         owned by Each Reporting Person:             300,000

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10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
         [     ]

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11)      Percent of Class Represented by Amount in Row (9):     7.4%

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12)      Type of Reporting Person:   CO



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CUSIP No. 458903101                                                 Page 3 of 5
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                                  Schedule 13G
                                  ------------

Item 1.           (a)      Name of Issuer:

                           Interferon Sciences, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           783 Jersey Avenue
                           New Brunswick, New Jersey 08901

Item 2.           (a)      Name of Person Filing:

                           American National Red Cross

                  (b)      Address of Principal Business Office, or, if none,
                           Residence:

                           8111 Gatehouse Road
                           Falls Church, VA  22042

                  (c)      Citizenship:

                           Federally chartered, 36 U.S.C. ss. 300101

                  (d)      CUSIP Number:

                           458903101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 401.13d-1(b)(1)(ii)(F)


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CUSIP No. 458903101                                                 Page 4 of 5
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         (g) [ ] Parent Holding Company, in accordance with Section
                 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

         (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


Item 4.          Ownership.

                 Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

                  (a)  Amount beneficially owned:  300,000

                  (b)  Percent of class:  7.4%

                  (c) Number of shares as to which such person has:

                        (i)   sole power to vote or direct the vote:  300,000(1)

                        (ii) shared power to vote or direct the vote: Not Applicable.

                        (iii) sole power to dispose or to direct the
                              disposition of:  300,000

                        (iv)  shared power to dispose or direct the
                              disposition of: Not Applicable.

         (1) Interferon Sciences, Inc. ("ISI") transferred 300,000 shares of its common stock to American National Red Cross ("ARC") as partial payment for product previously supplied to ISI by ARC pursuant to the terms of a supply agreement dated April 1, 1997 between ARC and ISI. Pursuant to the terms of an agreement between ARC and ISI, ISI may in the future transfer additional shares of its common stock to ARC as payment for such product. The number of shares of ISI common stock that ARC may receive in the future under such agreement cannot be estimated at the present time. ARC intends to sell the 300,000 shares of ISI common stock, and any additional shares of ISI common stock it may receive from ISI in the future, in the open market or otherwise from time to time based on its assessment of market conditions.

Item 5.           Ownership of Five Percent or less of a class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
Person:

         Not Applicable.



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CUSIP No. 458903101                                                 Page 5 of 5
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Item 7.           Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.           Identification and Classification of Members of the Group

         Not Applicable.

Item 9.           Notice of Dissolution of Group

         Not Applicable.

Item 10.          Certification and Signature.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     AMERICAN NATIONAL RED CROSS

                                                     By:    /s/ N. M. Conway
                                                            ----------------
                                                     Name:  N. M. Conway
                                                     Title: Vice President
                                                     Date:  February 3, 1999